UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73872 / December 18, 2014

Admin. Proc. File No. 3-16052

In the Matter of

ASIA CORK, INC.,
BIOCUREX, INC.,
CURRENT TECHNOLOGY CORP.,
GLOBETECH VENTURES CORP., and
PEPPER ROCK RESOURCES CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Asia Cork, Inc., Biocurex, Inc., Current Technology Corp., Globetech Ventures Corp., or Pepper Rock Resources Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Asia Cork, Inc., Biocurex, Inc., Current Technology Corp., Globetech Ventures Corp., and Pepper Rock Resources Corp. The order contained in that

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[1]   17 C.F.R. § 201.360(d).

[2]   *Asia Cork, Inc., Biocurex, Inc., Carthew Bay Technologies, Inc., Current Tech. Corp., Gamecorp Ltd. (n/k/a DealNet Capital Corp.), Globetech Ventures Corp., and Pepper Rock Res. Corp.*, Initial Decision Rel. No. 686 (Oct. 7, 2014), 109 SEC Docket 19, 2014 WL 4980875. The stock symbols and Central Index Key numbers are: AKRK and 1104040 for Asia Cork, Inc.; BOCX and 1092562 for Biocurex, Inc.; CRTCF and 883907 for Current Technology Corp.; GTVCF and 947994 for Globetech Ventures Corp.; and PEPR and 1448242 for Pepper Rock Resources Corp.

decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Asia Cork, Inc., Biocurex, Inc., Current Technology Corp., Globetech Ventures Corp., and Pepper Rock Resources Corp. are hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 686
ADMINISTRATIVE PROCEEDING
File No. 3-16052

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ASIA CORK, INC., BIOCUREX, INC., CARTHEW BAY TECHNOLOGIES INC., CURRENT TECHNOLOGY CORP., GAMECORP LTD. (n/k/a DEALNET CAPITAL CORP.), GLOBETECH VENTURES CORP., and PEPPER ROCK RESOURCES CORP.	INITIAL DECISION OF DEFAULT AS TO FIVE RESPONDENTS October 7, 2014

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Asia Cork, Inc., Biocurex, Inc., Current Technology Corp., Globetech Ventures Corp., and Pepper Rock Resources Corp. (collectively, the Five Respondents).[1] The revocations are based on the Five Respondents' failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On September 4, 2014, the Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that the Five Respondents each have a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section

[1] The case has already ended as to Gamecorp Ltd. (n/k/a DealNet Capital Corp.) and Carthew Bay Technologies, Inc. *Asia Cork, Inc.*, Exchange Act Release No. 73158, 2014 SEC LEXIS 3560 (Sept. 22, 2014); *Asia Cork, Inc.*, Exchange Act Release No. 73227, 2014 SEC LEXIS 3668 (Sept. 26, 2014).

13(a) and Rules 13a-1 and/or 13a-13. On September 19, 2014, I issued an order notifying the parties that a telephonic prehearing conference would be held on October 3, 2014. *Asia Cork, Inc.*, Admin. Proc. Rulings Release No. 1819, 2014 SEC LEXIS 3474. I also found that Respondents were served with the OIP by September 9, 2014, in accordance with Commission Rule of Practice (Rule) 141(a)(2)(ii), 17 C.F.R. § 201.141(a)(2)(ii), and their Answers were due by September 22, 2014. *Id.*

On September 23, 2014, I ordered the then-remaining Respondents to show cause by October 3, 2014, why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Asia Cork, Inc.*, Admin. Proc. Rulings Release No. 1840, 2014 SEC LEXIS 3542. To date, none of the Five Respondents has filed an Answer, responded to the Order to Show Cause, or appeared at the telephonic prehearing conference held on October 3, 2014.

FINDINGS OF FACT

The Five Respondents are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule 155(a), I find the following allegations in the OIP to be true.

Asia Cork, Central Index Key (CIK) No. 1104040, is a void Delaware corporation located in Xi'an, Shannxi, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Asia Cork is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011. As of September 2, 2014, the common stock of Asia Cork was quoted on OTC Link operated by OTC Markets Group Inc. (formerly Pink Sheets) (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c-2-11(f)(3).

Biocurex, CIK No. 1092562, is a forfeited Texas corporation located in Richmond, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Biocurex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net and comprehensive loss of $1,670,491 for the prior nine months. On April 8, 2004, the Commission suspended, for ten business days, trading in the securities of Biocurex. *Whispering Oaks Int'l, Inc. d/b/a BioCurex, Inc.,* Exchange Act Release No. 34-49546, 2004 SEC LEXIS 807. As of September 2, 2014, the common stock of Biocurex was quoted on OTC Link, had ten market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Current Technology, CIK No. 883907, is a Canadian corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Current Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $7,127,085 for the prior nine months.

As of September 2, 2014, the common stock of Current Technology was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Globetech, CIK No. 947994, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Globetech is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended September 30, 2010, which reported a net loss of $236,714 (Canadian) for the prior year. As of September 2, 2014, the common shares of Globetech were quoted on OTC Link, had seven market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Pepper Rock, CIK No. 1448242, is a revoked Nevada corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Pepper Rock is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2011, which reported a net loss of $8,920,238 for the prior nine months. As of September 2, 2014, the common stock of Pepper Rock was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that the Five Respondents failed to file timely periodic reports. As a result, the Five Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*,

Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

The Five Respondents' failure to file required periodic reports is serious because it violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). The Five Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The Five Respondents are also culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligation to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, the Five Respondents have not answered the OIP, appeared at the pre-hearing conference, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of the Five Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Asia Cork, Inc., Biocurex, Inc., Current Technology Corp., Globetech Ventures Corp., and Pepper Rock Resources Corp. are hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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James E. Grimes
Administrative Law Judge